

There's
no other place
on earth.

Quiksilver
Annual Report
2001








There's
no other place
on earth.
Quiksilver
Annual Report
2001

Quiksilver
2001 Annual Report




There's
no
other
place
on
earth




where
you
can
find
a brand


QUIKSILVER
WELCOME


QUIKSILV
BOARDRIDER

or a
company




that's
so
rigorously
dedicated
to the
passion,




the
culture,


swatch
boost
2001


and
the
pride




of
boardriding.

Quiksilver.
There's no other.

There's
no other place on earth
where you can find
a company that's dedicated
its very existence to
the design and manufacturing of products
for youthful lifestyles. For over three decades,
Quiksilver has grown to become the world's premier
boardsports product manufacturer. Whether it's surfing or skateboarding,
beaches or mountains, girls or boys, young or old,
Quiksilver's products embody quality, innovation and durability –
products that help us to engage and challenge
the earth's most intriguing landscapes.
With boardriding at the core of so much experience,
tradition and culture, can you think of another place
to find a company with such passion and
dedication to people and products?
We didn't think so.










silver






etnies
QUIKSILVER





One leader
for one reason.

There's only one reason
why we're leading the way in such
a competitive industry. Consistency. For years,
our roots in boardriding have been able to
help our company stay the course through
turbulent times and focus on expanding our markets,
broadening our collection of brands, and enhancing the quality
of our products to meet the needs of our athletes and customers.
Through creative marketing and advertising campaigns,
unparalleled events throughout the world, and by
teaming up with key athletes and partners in our market,
we've been able to compete, grow and evolve
into one of the most successful and
highly recognizable companies
in the world.

Letter to Shareholders

Dear Shareholders,

The world of Quiksilver is characterized by youth, passion, innovation, creativity, competitiveness, quality and growth – all delivered consistently year after year. There's no other company like us. This letter will add another annual chapter of highlights to the story of our continuing success.

While the September 11 attacks and their aftermath dominate any look back at fiscal 2001, I can assure our shareholders that everyone at Quiksilver remains very optimistic and passionate about the future of our great company. We have addressed the challenging economic environment with a realistic plan, and we are pressing forward with our vision of a diversified global lifestyle company committed to our authentic brands and innovative products.

In these difficult times our core strengths have become even more apparent. Our brand equity, our diversification and our continuing success in developing a complete collection of lifestyle products allow Quiksilver to stay the course.

Our brand equity is exemplified by the Quiksilver and Roxy brands that continue to connect with the youth market worldwide with a positive message rooted in the passion and beauty found in the boardriding tradition. Especially in view of the dark side of life that we've all recently experienced, we're proud that Quiksilver's brands embody an optimistic lifestyle and culture that celebrates life and the spirit of youth all over the world.

Our diversification strategy involves not only our global outreach to many different markets, but also our nurturing and development of new and exciting brands such as Hawk and Fidra, and the extension of our broad and balanced mix of distribution to include an increasing number of Company-owned stores as well as independent retailers, specialty chains and select department stores.

Most importantly, our products remain the standard for our industry in terms of quality, innovation and our nearly three decades long tradition of combining fashion and function in an ever expanding and diversified product range.

In many ways the world events that occurred in the latter half of last year served to strengthen our partnerships with sister companies and licensees around the globe by compelling us to work more closely together to pursue our goals. This collective energy was spearheaded by Quiksilver Europe whose continuing spectacular growth serves as an inspiration to our domestic and other worldwide businesses.

There are many specific accomplishments that round out the fiscal 2001 picture. Overall sales increased 19%. Our domestic business grew 18% to $392 million, and Quiksilver Europe grew 23% to $224 million. Quiksilver Europe now represents 36% of our sales. These sales results were gratifying, but as a result of a disappointing fourth quarter, our fiscal 2001 earnings totaled $28 million, well short of our goal. The September 11th events made a difficult environment worse, particularly in our travel destination markets like Hawaii and Florida. Going into fiscal 2002, we've adopted a more conservative posture, with spending held in check and prudent inventory plans. Still, we're looking to grow in areas that continue to demonstrate immediate opportunities, such as Quiksilver Europe and our domestic Roxy division.

Quiksilver Europe continued its strong performance in fiscal 2001, growing operating income 21% to over $25 million. With sales up 29% in its operating currency during fiscal 2001, and Spring/Summer 2002 bookings up 27% overall, Quiksilver Europe is well positioned to have another strong year in 2002.

Led by Roxy, our domestic women's sales increased 34% in fiscal 2001. In a difficult environment, the domestic women's divisions reported a Spring 2002 bookings increase of 9%. It's these and other successes, like the four-fold increase in domestic Hawk sales in fiscal 2001, which create a real optimism within our prudent plans.

Even though the primary goal of the Quiksilver International acquisition was to solidify our global position by unifying ownership of the brand, it was also an exceptional business deal. Prior to the acquisition, we paid royalties on our sales outside of the United States and Mexico. Now we own the worldwide rights to our trademarks and instead of paying royalties, we collect them. Our licensees are headquartered in Australia, Japan, Turkey and elsewhere. Our fiscal 2001 royalty income of $5.2 million would have been an expense of $6.0 million without the acquisition. This transaction has been accretive to earnings since day one, and is cash flow positive. It's very satisfying to see the beneficial effects of this acquisition after our first full-year of ownership.

One of the pieces of our diversification strategy is developing and managing new brands. Several new projects were launched last year, including Hawk, Gotcha Europe, Fidra and Alex Goes. Tony Hawk is the skateboarding legend behind our Hawk Clothing line and Hawk retail stores. We had tremendous sales growth in our Hawk wholesale business in its first full year and have successfully positioned Hawk as a premier resource in the boys skate category. We developed and tested a Hawk retail store in Garden State Plaza, New Jersey, and have recently opened our second Hawk store in the Gateway Mall in Salt Lake City, Utah. Early results are very encouraging. In our first year of operations with Gotcha Europe, which is a more street oriented, surf inspired line, we solidified the management team and integrated all back-office operations. We shipped our first Fidra Golf line in the summer of 2001 to great reviews. Although it starts out small for us, this venture with John Ashworth, a pioneer in the modern golf apparel business, is very exciting. We opened over 500 accounts in our first season and had very encouraging sell through. Alex Goes, our brand for women aged 25-40, was meeting expectations and developing a true following in its first year of operations. Although we have temporarily suspended production of Alex Goes as part of our conservative plan for 2002, we are looking forward to bringing Alex back from her sabbatical when the environment improves.

The table is set for growth in our retail stores. The first Boardriders Club was built in Hawaii in the early 1990's. Since then, we have developed flagship Boardriders Clubs, mall-based Boardriders Clubs, Roxy stores, Hawk stores, Youth stores, Quiksilver Outlets, Gotcha stores and multibrand stores in Europe. And most recently, we have begun the development of a "megastore" concept in Europe. The geographic breadth of our retail operations is another demonstration of the global significance of the Quiksilver brands. We now have flagship stores in key markets such as New York, Los Angeles, Paris, London, Miami, Maui, Melbourne, Sydney, Munich, Berlin, Tokyo, Boston and Moscow. Combining our Company-owned stores with our licensed stores, 12% of our consolidated sales were generated in our own stores in fiscal 2001.

The foundation of our business is surf shops. They've been with us since the beginning over 25 years ago and have matured right along with us. The extent of the products offered by these shops today stands in stark contrast to the shops of yesterday. Both the surf shops and our Company have benefited as we've developed our product ranges and brands throughout the years. This entrenched, loyal following in the core market gives us credibility in the larger distribution channels. The breadth and depth of our experience allows us to grow both in the surf and specialty channel and in the department store channel as well. It's often misunderstood, but only 12% of our sales are in department stores. We've delicately managed our distribution in select department stores over the past 15 years, and we are not beholden to any one chain or customer. This diversification of distribution has led Quiksilver to become the unquestioned market leader in the surf, skate and snow sector while also being competitive with the larger global apparel brands.

Quiksilver's commitment to international boardriding athletes and events continues. Last October six-time world champion surfer Kelly Slater generated new excitement and headlines by returning to the Association of Surfing Professionals World Championship Tour. This should prove to be a boost for not only Kelly's and Quiksilver's exposure, but for the sport of surfing in general. Just recently, Kelly once again earned his superstar kudos by showing his skill and versatility in winning the "Quiksilver in Memory of Eddie Aikau" big wave event at Waimea Bay.

We recently launched a co-branding partnership with Activision for the Tony Hawk Pro Skater 3 video game. Activision has also created the Kelly Slater Pro Surfer video game. These types of associations with our sponsored athletes build on our reputation as the market leader and take our brands to kids all over the world in a fun, interactive environment.

We've always been known for our world class boardriding events such as the Eddie Aikau contest and more recently the "Mavericks Men Who Ride Mountains" big wave event. We've also developed unique concepts like "The Quiksilver Crossing" where, along with providing a voyage of surfing discovery for Quiksilver's sponsored athletes and friends, we have been documenting the state of coral reefs for Reef Check since 1999. The United Nations recently honored Quiksilver for this environmental work.

Quiksilver is truly a company of firsts. First to market with revolutionary products like the boardshort, the double-sided short, the "overhead" and "salt water denim". First boardriding company to go public. First surf company to sponsor and pioneer prestigious events like the Eddie, Mavericks and the Quiksilver Pro. First boardriding company to achieve $100,000,000 in annual sales, now all the way up to $600,000,000. First to cultivate lifetime alliances with boardriding athletes such as Jeff Hakman, Robbie Naish, Kelly Slater, Lisa Anderson and, now, Tony Hawk – each great champions and legends in their sports. First surf company to roll out its own retail stores with the proprietary Boardriders Club concept, look and feel. First boardriding company to be listed on the NYSE and to bring its authentic lifestyle to a competitive position with the world's leading lifestyle brands. First to offer adventure travel to unsurpassed surf spots. First surf-inspired company to develop (with Roxy) a juniors brand that has become the template for all of our competitors.

Quiksilver has faced many challenges over the last three decades. We have emerged stronger and wiser. Our business today is not just one brand, nor is it based on a fad like neon of the late eighties and early nineties. Our products and brand image have never been better. Our ability to weather economic storms with diversified products, brands, distribution and territories is dramatically improved. Business in 2002 will be tough and we know more challenges await. It is our commitment to the shareholders of Quiksilver that our excitement for our brands and products will not abate.

Each of the accomplishments of Quiksilver from our beginnings through this difficult year are due to the dedicated efforts of our management team and committed employees. Creative intelligence has always been a hallmark of our success at Quiksilver, and our blend of youth and experience yields a team chemistry that is unparalleled. To walk through our corporate headquarters in Huntington Beach, California, our European facilities in St. Jean de Luz, France or our international offices in Sydney, Australia is to experience a united nations of talent and enthusiasm that ensures our future success. For each of us at Quiksilver, our greatest challenge is to meet and surpass the history-making innovations and successes our company has achieved.

Thanks to our shareholders, customers, employees and sales representatives for your hard work and loyalty. Our past success makes us positive and confident for the future. Our vision will be achieved, and we'll have fun doing it.

ROBERT B. MCKNIGHT, JR.
Chairman of the Board

The proof
is in the passion.

Passion is a
measurable ingredient in all of us.
It's an essential catalyst for
individual growth and progress.
At Quiksilver, it's passion that drives our success.
By keeping alive an insatiable passion
for what we do, we've been able to exceed expectations
in a challenging retail landscape. By continuing to provide
athletes and consumers with high-quality apparel and accessories
for their active lifestyles, we continue to gain popularity and an
incomparable reputation among the fast-growing youth demographic.
Quiksilver's passion is communicated through its strong portfolio
of highly recognizable brands, unique products
and creative environments and
lies at the heart of our vision
for global expansion.

OUR VISION The reach of the Quiksilver brand is global. From its origins, Quiksilver was planted and nurtured in multiple countries around the globe. Quiksilver USA and Quiksilver Europe came together in 1991 under the Quiksilver, Inc. umbrella, and in 2000, Quiksilver International was added so that global control of the brand now rests within one Company. Our course is clear. We will continue to grow our position in the global market, using similar strategies in all continents. Sales growth will result from a combination of product extensions, improved penetration of Quiksilver and Roxy in existing distribution channels,




PLAGE
NON
SURVEILLÉE
flexdex





the further development of our supplemental brands, the continued addition of Company-owned and licensed retail stores, and strategic alliances with licensees. The youth population we serve is large and full of life. Music, video games, and activities like surfing, snowboarding and skateboarding connect kids all over the globe. The visual imagery of our sports and the compelling settings they're performed in are a common language that speaks to kids everywhere. With outstanding demographics and the creation of synergies in design, sourcing, finance and marketing – Quiksilver is uniquely positioned to implement its global strategy.


EBELL CLUB
Deux Magots, pour la première fois décerné
à Raymond Queneau. Les intellectuels
d'avant guerre, parmi lesquels Malraux,
Gide et Mauriac, surnomment Les
Deux Magots «l'antichambre»

OUR BRANDS The Quiksilver brand was created over 30 years ago by boardriders with a passion for products that suited their lifestyles. This foundation of authenticity has lasted through generations. Today's teens and active adults continue to relate to the Quiksilver lifestyle as they see it through our athletes and events and experience it themselves. The Quiksilver guy enjoys the adrenaline rush of individual sports and demands function first before fashion. The Roxy girl is active, independent and fashion forward – both athletic and feminine. We also have Raisins and Radio Fiji swimwear for juniors, and Leilani for con-



temporary women. Lib Technologies, Gnu and Supernatural Manufacturing – snowboards made by snowboarders – along with Bent Metal Bindings and our wintersports apparel, embrace those who thrive on half-pipe air and downhill powder. Hawk Clothing gives boys a connection to Tony Hawk, the unquestioned icon of skateboarding, while Gotcha adds a street edge to the European boardsports heritage. The symbol for Fidra Golf is Vera, with a drawn bow, but without an arrow, signifying peace, determination and compassion. Our commitment to preserving the equity of our brands is steadfast and enduring.


Quiksilver
LIBTECH

OUR PRODUCTS Quiksilver provides a wide range of quality and innovative products that set the standard for our industry. In the beginning we were boardshorts alone. Technical boardshorts are still the foundation of our product range, but we also create and produce a full range of sportswear, swimwear, accessories, snowboards, snowboard boots, wetsuits and skatedecks, primarily for the teen markets. Quiksilver also has products for active men with Quiksilveredition, and younger kids with Quiksilver Boys and Quiksilver Toddlers. Roxy now includes products for younger girls with Roxy Girl and Teenie Wahine. Our full range


LIB technologies
FIDRA

of accessories for men and women includes backpacks, hats, wallets, footwear, watches, eyewear, and luggage, while Roxy adds purses, jewelry, room furnishings, beauty care, and fragrances. Our winter collection includes a full range of outerwear from our X-Series to our GORE-TEX® Heavyweather range, along with all the equipment needed for snowboarding. Wintersports apparel reaches teens and active adults as well as boys and girls who dream of following their older brothers and sisters in the powder. Our Fidra golf apparel range for men covers shirts, pants, outerwear and accessories, and is made for shotmaking and socializing.




SILVER





OUR APPROACH Quiksilver's marketing demonstrates its authenticity. Our athletes and events are key to our marketing efforts. We have a pro staff of boardriding athletes that's unparalleled. Our team includes perennial world champions like Kelly Slater, Tony Hawk, Lisa Andersen and Robbie Naish. And it also includes other stars such as American snowboarders Todd Richards and Danny Kass, world snowboarding champions Stine Brun Kjeldaas and Kim Christiansen from Norway, windsurfing champions Iballa Ruano Moreno and Daida Ruano Moreno, skateboarders Jason Dill, Reese Forbes, Heath Kirchart and Donnie Barley, and surfers


QUIKSILVER
BOARDRIDERS CLUB








Have some dignity, ride a Lib Tech.




RAISINS

Nathan Fletcher, Gary Elkerton and Peter Mel. These team riders along with a host of up-and-comers provide the content for our website and ads that appear in many core and noncore publications. These are real athletes, not just models. They live the lifestyle and provide eyes and ears in the marketplace. Print media and the internet are just the beginning. We sponsor the Quiksilver Crossing, which is a global voyage seeking out new surf spots and monitoring coral reefs for environmental protection, and we lead in creative intelligence with IMAX and Activision partnerships. Our boundaries are defined only by a spirit of fun and adventure.



FOREVER
QUIKSILVER EDITION
QUIKSILVEREDITION
slater
roxy
quiksilver.com

OUR EVENTS Quiksilver has created many of the best boardriding events in the world. The "Quiksilver In Memory of Eddie Aikau" is epic. Named after a legendary waterman and held in Waimea Bay, the event is held only in the best conditions with surf exceeding 20 feet. The "Quiksilver Mavericks Men Who Ride Mountains" big wave event will be held one day this winter when, and if, conditions are right in Half Moon Bay, California. The "Quik Cup" is a crossover surfing, skateboarding and snowboarding event held in three venues – France, Australia and New Zealand. The "Quiksilver Bowlriders"


IN MEMORY OF EDDIE
COLOR
SURFER
BEST 4 WAVES
TOTAL
FINAL PLACE
HAW NOAH JOHNSTON 89 84 67 74 314
HAW BROCK LITTLE 67 82 60 53 262
USA KELLY SLATER
HAW BRADEN DIAS
HAW KEONE DOWNING
USA PETER MEL
ROSS WILIAMS
DEREK HO
PANCHO SULLIVAN
$55,000
KELLY SLATER
fifty five thousand dollars
1st place
QUIKSILVER





takes place in the Marseille skatepark, which is renowned as one of the best in the world for its combination of spine, hip, corner configurations, spined capsule and mach 5 surface. The "Quiksilver Pro Junior" is held in France, and is proof that talent, control and competitiveness are not limited by age. The "Roxy Pro" is held at Sunset Beach in Hawaii and the "Quiksilver Pro" is held at Tavarua in the Fijian Islands. The "Roxy Wahine Classic" in San Onofre is for girls of all ages and abilities. Grass roots events include surf camps and our "Schools Out" skate tour through skateparks in California, Colorado and Canada.


OBRETON
www.g-club.net
Seefeld

OUR STORES We've created very successful retail stores that provide a solid revenue and profit stream. The combination of authentic boarding memorabilia, videos and imagery with versatile fixturing produces an outstanding retail environment that reflects our boardriding heritage. Our Boardriders Clubs present our men's and women's product ranges in a compelling and effective setting. Thirty-five Boardriders Clubs were added in fiscal 2001 bringing the total to 117 in territories where we have direct wholesale or retail business, with 98 more in licensed territories around the globe. Of the 215 total stores, 31 are Company owned. We opened


QUIKSILVER
BOARDRIDERS CLUB
roxy
QUIKSILVER
BOARDRIDERS CLUB

Company-owned stores in four malls in the United States, and ten stores in France, Spain and Germany. We now can add Munich and Berlin to our list of flagship locations. We added five Roxy stores during fiscal 2001 and ended the year with 13, four of which are Company owned. Our other retail stores, Hawk, Quiksilver Youth, Gotcha and multibrand stores in Europe, are also unique and exciting. We also have 32 outlet stores, 27 of which are licensed domestically. Overall, there were 266 shops in operation around the globe at the end of the fiscal year. Each of our retail stores is globally recognizable creating a distinctly Quiksilver approach to retailing.


QUIKSILVER
ROXY

Financial Contents


$615
$516
$444
$316
$232
97
98
99
00
01

Net Sales (In Millions)


$32
$28
$27
$18
$13
97
98
99
00
01

Net Income (In Millions)


$1.37
$1.17
$1.14
$0.82
$0.60
97
98
99
00
01

Net Income Per Share, Assuming Dilution

Selected Financial Data

(Amounts in thousands, except per share data and ratios)	YEARS ENDED OCTOBER 31, 2001	2000	1999	1998	1997
STATEMENT OF INCOME DATA					
Net sales	$ 615,452	$ 515,689	$ 443,734	$ 316,115	$ 231,783
Income before provision for income taxes	45,412	51,862	44,867	30,768	21,283
Net income	28,021	31,836	26,584	17,963	12,644
Net income per share [1]	1.22	1.42	1.20	0.85	0.61
Net income per share, assuming dilution [1]	1.17	1.37	1.14	0.82	0.60
Weighted average common shares outstanding [1]	22,952	22,406	22,096	21,144	20,723
Weighted average common shares outstanding, assuming dilution [1]	24,049	23,232	23,284	21,820	21,111
BALANCE SHEET DATA					
Total assets	$ 418,738	$ 358,742	$ 259,673	$ 213,071	$ 149,650
Working capital	132,416	119,529	109,823	92,321	67,293
Lines of credit	66,228	49,203	28,619	17,465	18,671
Long-term debt	70,464	66,712	28,184	30,962	11,652
Stockholders' equity	216,594	177,614	151,753	117,659	95,008
Current ratio	1.85	1.97	2.32	2.36	2.51
Return on average stockholders' equity	14.22	19.33	19.73	16.89	14.39

(1) Per share amounts and shares outstanding have been adjusted to reflect a three-for-two stock split effected on April 23, 1999 and a two-for-one stock split effected on April 24, 1998.

Management's Discussion and Analysis

The discussion below should be read together with the Company's fiscal 2001 financial statements and notes.

RESULTS OF OPERATIONS – FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales Net sales for fiscal 2001 increased 19.3% to $615,452,000 from $515,689,000 in fiscal 2000. Of those totals, domestic net sales increased 17.6% to $391,575,000 from $333,075,000, and Quiksilver Europe's net sales increased 22.6% to $223,877,000 from $182,614,000.

Domestic net sales in the men's category, which includes Quiksilver Young Men's, Boys, Toddlers, Wintersports, Quiksilveredition, and Hawk Clothing, increased 8.3% to $214,353,000 for fiscal 2001 from $197,843,000 the year before. Domestic women's net sales, including Roxy, Roxy Girl, Teenie Wahine, Raisins, Leilani and Radio Fiji, increased 34.4% to $165,938,000 from $123,487,000 for those same periods. Wintersports hardgoods are sold under the Lib Technologies, Gnu, Supernatural Manufacturing and Bent Metal brands and totaled $11,285,000 in fiscal 2001 compared to $11,745,000 in the previous year. Sales in the domestic men's category increased generally across all divisions, more than offsetting a slight decline in the Young Men's division that occurred in the last 2 months of the Company's fiscal year. The women's increase came from both the Roxy and Raisins divisions. The Company believes that its product design and marketing efforts are resulting in increased consumer demand for the Company's products.

Quiksilver Europe's net sales were approximately 36% of the consolidated total in fiscal 2001. Revenue growth was the largest in France, the United Kingdom and Spain. In U.S. dollars, net sales in the men's category increased 14.8% to $175,180,000 for fiscal 2001 from $152,530,000 in the previous year. Women's net sales increased 61.9% to $48,696,000 from $30,084,000 for those same periods. To understand Quiksilver Europe's fiscal 2001 growth, it's important to look at sales in French francs (or euros), which is the currency that Quiksilver Europe operates in. Competitive performance and market share gains are best measured in the operating currency. For consolidated financial statement reporting, French franc (or euro) results must be translated into U.S. dollar amounts at average exchange rates. But this can distort performance when exchange rates change from year to year. In French francs (or euros), net sales grew 28.8% in fiscal 2001. This is higher than the 22.6% growth rate in U.S. dollars because the U.S. dollar was worth more French francs (or euros) in fiscal 2001 compared to fiscal 2000.

Gross Profit The consolidated gross profit margin for fiscal 2001 decreased to 37.8% from 38.7% in the previous year. The domestic gross profit margin decreased to 34.8% from 36.2%, while Quiksilver Europe's gross profit margin decreased slightly to 43.2% from 43.3%. The domestic gross profit margin decreased primarily as a result of a $6,000,000 writedown in the carrying value of the Company's inventory. This writedown was required primarily as a result of the aftermath of September 11, 2001, when the market for consumer products, including casual lifestyle apparel, experienced a dramatic falloff in demand and resulted in a substantial amount of customer order cancellations. This phenomenon created an industry wide glut of excess product available to the traditional off-price channel thereby driving the price of certain seasonal product below cost.

Selling, General and Administrative Expense Selling, general and administrative expense ("SG&A") increased 26.8% in fiscal 2001 to $181,220,000 from $142,888,000 in the previous year. Domestic SG&A increased 29.1% to $116,370,000 from $90,174,000, and Quiksilver Europe's SG&A increased 23.0% to $64,850,000 from $52,714,000 in those same periods. Higher personnel costs and other costs related to increased sales volume were the primary reasons for these increases. As a percentage of sales, SG&A increased to 29.4% in fiscal 2001 from 27.7% in fiscal 2000. SG&A increased as a percentage of sales primarily due to the incremental operating costs of new Company-owned retail stores and to the operating costs of Quiksilver International, which was acquired in the third quarter of fiscal 2000.

Royalty Income and Expense In July 2000, the Company acquired Quiksilver International, the owner of the Quiksilver trademarks in all countries except the U.S. and Mexico. Historically, the Company paid royalties to Quiksilver International on sales in Europe, Canada, Asia and various countries in Central and South America. As a result of this acquisition, however, royalty expense on sales of Quiksilver products has been eliminated.

In terms of royalty income, the Company has historically received royalties from its watch, sunglass, Mexican and outlet store licensees. Again, as a result of the Quiksilver International acquisition, the Company now also receives royalties from various Quiksilver licensees around the world. These licensees do business in many countries and territories around the world, with headquarters in Australia, Japan, Turkey, South Africa, Brazil, Indonesia, South Korea, Argentina, Chile and Mauritius.

As a result, royalty income totaled $5,169,000 in fiscal 2001, reflecting ownership of Quiksilver International for the full fiscal year. In fiscal 2000, royalty income of $3,681,000 was almost entirely offset by royalty expense of $3,449,000.

Interest Expense and Income Taxes Interest expense in fiscal 2001 increased 69.0% to $10,873,000 from $6,435,000 in the previous year. Of that increase, approximately $2,200,000 was related to debt resulting from the Quiksilver International acquisition. The rest of the increase came primarily from additional borrowings to provide working capital to support the Company's growth and to continued investments in retail stores.

The Company's income tax rate for fiscal 2001 decreased to 38.3% from 38.6% in fiscal 2000. This reduction resulted primarily because a higher percentage of the Company's profits were generated in countries with lower tax rates.

Net Income Net income in fiscal 2001 totaled $28,021,000 or $1.17 per share on a diluted basis. In the previous year, net income was $31,836,000 or $1.37 per share on a diluted basis. Basic earnings per share amounted to $1.22 for fiscal 2001 compared to $1.42 for fiscal 2000.

RESULTS OF OPERATIONS – FISCAL 2000 COMPARED TO FISCAL 1999

Net Sales Net sales for fiscal 2000 increased 16.2% to $515,689,000 from $443,734,000 in fiscal 1999. Of those totals, domestic net sales increased 14.7% to $333,075,000 from $290,363,000, and Quiksilver Europe's net sales increased 19.1% to $182,614,000 from $153,371,000.

Domestic net sales in the men's category increased 15.9% to $197,843,000 for fiscal 2000 from $170,717,000 the year before. Domestic women's net sales increased 13.6% to $123,487,000 from $108,722,000 for those same periods. Wintersports hardgoods sales totaled $11,745,000 in fiscal 2000, up 7.5% from the previous year's amount of $10,924,000. All divisions in the domestic men's and women's categories contributed to the increase. The Company continued to benefit from increased consumer demand for its products. The Company believes that this increased demand came primarily from the Company's product design and marketing efforts.

Quiksilver Europe's net sales also increased across all divisions and accounted for approximately 35% of the consolidated total. Revenue growth was the largest in France, Spain and the United Kingdom. In U.S. dollars, net sales in the men's category increased 14.0% to $152,530,000 for fiscal 2000 from $133,835,000 in the previous year. Women's net sales increased 54.0% to $30,084,000 from $19,536,000 for those same periods. In French francs, net sales grew 37.8% in fiscal 2000. This is much higher than the 19.1% growth rate in U.S. dollars because the U.S. dollar was worth more French francs in fiscal 2000 compared to fiscal 1999.

Gross Profit The consolidated gross profit margin for fiscal 2000 decreased to 38.7% from 39.6% in the previous year. The domestic gross profit margin decreased to 36.2% from 36.6%, while Quiksilver Europe's gross profit margin decreased to 43.3% from 45.2%.

The domestic off-price market had excess product from other major brands at the end of fiscal 2000, creating a buyer's market. This condition, along with a higher level of prior season Wintersports apparel sales in the third quarter, resulted in the lower domestic gross margin.

Foreign currency exchange rates were the primary reason for the gross margin decline in Europe. Quiksilver Europe buys a large part of its product in U.S. dollars, and when the U.S. dollar significantly strengthened in the latter part of fiscal 2000, product costs in French francs increased. Because the Company was both unwilling and unable to completely pass these higher costs along to consumers, gross margins decreased. Hedging strategies did not completely offset the effect of the stronger U.S. dollar in this period of rapid movement in exchange rates between the U.S. dollar and the French franc, or euro.

Selling, General and Administrative Expense SG&A increased 14.8% in fiscal 2000 to $142,888,000 from $124,479,000 in the previous year. Domestic SG&A increased 15.6% to $90,174,000 from $77,974,000, and Quiksilver Europe's SG&A increased 13.4% to $52,714,000 from $46,505,000 in those same periods. Higher personnel costs and other costs related to increased sales volume were the primary reasons for these increases. As a percentage of sales, SG&A decreased to 27.7% in fiscal 2000 from 28.1% in fiscal 1999.

Royalty Income and Expense Royalty income exceeded royalty expense in fiscal 2000 by $232,000. The opposite was true in the previous year when royalty expense exceeded royalty income by $3,143,000. This improvement resulted from the Quiksilver International acquisition. The benefit of this improved royalty stream is offset, in part, by added SG&A to operate Quiksilver International's licensing business and the interest costs associated with the acquisition.

Interest Expense and Income Taxes Interest expense in fiscal 2000 increased 85.1% overall to $6,435,000 from $3,476,000 in the previous year. Debt related to the Quiksilver International acquisition added approximately $1,200,000 of interest expense in fiscal 2000. The rest of the increase came primarily from additional borrowings to provide working capital to support the Company's growth, and to continued investments in retail stores and computer equipment.

The Company's income tax rate for fiscal 2000 decreased to 38.6% from 40.7% in fiscal 1999. Lower income tax rates in Europe were the primary reasons for this benefit. In particular, the statutory tax rate in France was decreased during fiscal 2000, and Quiksilver Europe generated more profits in countries with lower income tax rates.

Net Income Net income in fiscal 2000 increased 19.8% to $31,836,000 or $1.37 per share on a diluted basis. In the previous year, net income was $26,584,000 or $1.14 per share on a diluted basis. Basic earnings per share was $1.42 for fiscal 2000 compared to $1.20 for fiscal 1999.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company finances its working capital needs and capital investments with operating cash flows and its bank revolving lines of credit. These lines of credit are made available by multiple banks in the U.S. and in Europe. Term loans are also used to supplement these lines of credit and are typically used to finance long-term assets.

Cash and cash equivalents totaled $5,002,000 at October 31, 2001 versus $2,298,000 at October 31, 2000. Working capital amounted to $132,416,000 at October 31, 2001, compared to $119,529,000, an increase of 10.8%. The Company's strategy is to keep cash balances low (thereby keeping its lines of credit balances low) while maintaining adequate liquidity in its credit facilities.

The Company believes that its current cash flows and credit facilities are adequate to cover the Company's cash needs for the foreseeable future. The Company further believes that increases in its credit facilities can be obtained as needed to fund future growth.

Operating Cash Flows The Company generated $5,847,000 from operations during fiscal 2001 compared to cash used in operations of $4,100,000 in fiscal 2000. The amount of net income plus noncash expenses was comparable in fiscal 2001 and fiscal 2000. And although cash invested in inventories exceeded the prior year by $7,510,000 (net of accounts payable decrease), the increase in trade accounts receivable was $18,305,000 less in fiscal 2001. These factors resulted in a $9,947,000 improvement in operating cash flows.

Operations used cash in fiscal 2000 primarily due to the increase in cash invested in inventories during that year in comparison to fiscal 1999. Overall, cash used in operating activities totaled $4,100,000 in fiscal 2000 versus $4,645,000 of cash provided by operations in fiscal 1999.

Capital Expenditures The Company has avoided high levels of capital expenditures for its manufacturing functions by using independent contractors for sewing and other processes such as washing, dyeing and embroidery. The cutting process is performed in-house domestically to enhance control and efficiency, while screenprinting is performed in-house both domestically and in Europe.

Fiscal 2001 capital expenditures were $22,622,000, which was comparable to the $23,900,000 spent two years prior and $6,202,000 higher than the $16,420,000 spent in fiscal 2000. In fiscal 2001, the Company increased its investment in company-owned retail stores and also expanded its facilities in Europe. Investments in computer equipment, in-store shops and fixtures also continued in fiscal 2001. Capital spending in fiscal 1999 included the addition of the Company's domestic headquarters.

New Company-owned retail stores and, to a lesser extent, in-store shops are again part of the Company's plans in fiscal 2002. Computer hardware and software will also be added to continuously improve systems. Capital spending for these and other projects in fiscal 2002 is expected to range between $24,000,000 and $27,000,000.

Acquisitions The Company made several acquisitions in fiscal 2000. Hawk Designs, Inc. was acquired in March 2000. Freestyle, S.A. ("Gotcha Europe"), which is the licensee of Gotcha International in Europe, was acquired by Quiksilver Europe in May 2000. Quiksilver International was acquired in July 2000, and Fidra, Inc. was acquired in August 2000.

The Hawk Designs, Inc. purchase added the Tony Hawk trademark to the Company's portfolio of brands as it relates to apparel and related accessories. The Company also operates Hawk stores, which sell Hawk Clothing, related clothing and accessories, and skate hardgoods. Quiksilver Europe's acquisition of Gotcha Europe resulted in a new license agreement that continues through 2015. Fidra was a startup business in fiscal 2000 that the Company acquired from its originator, John Ashworth. Initial shipments began in the third quarter of fiscal 2001.

Prior to the Quiksilver International acquisition, the Quiksilver trademarks were owned by two separate companies. The Company (that is, Quiksilver, Inc.) owned the trademarks in the United States and Mexico. Quiksilver International Pty Ltd, an Australian company (that is, Quiksilver International), owned the trademarks everywhere else throughout the world. Historically, the Company paid royalties to Quiksilver International on all Quiksilver sales outside the United States and Mexico.

The Company acquired Quiksilver International effective July 1, 2000. From that point forward, the worldwide trademark rights have been owned by the Company, and the royalty expense has been eliminated. The initial acquisition payment was $23,564,000, which includes cash payments to the previous shareholders of $23,101,000 and transaction costs, net of imputed interest, of $463,000.

Two additional payments will also be made that are denominated in Australian dollars, one at the end of fiscal 2002 and one at the end of fiscal 2005. The amount of these two additional payments is based on the computed earnings of Quiksilver International through June 30, 2005, subject to specified minimums. The minimum deferred purchase price payments totaled $17,294,000 on a then present value basis, and was recorded at July 1, 2000 as a component of the purchase price. The deferred purchase price payment due at the end of fiscal 2002 was increased by $4,267,000, with a corresponding increase to Trademarks, as a result of Quiksilver International's operations for the 12 months ended June 30, 2001.

The initial payment was financed using the Company's domestic line of credit. The obligation to make the two remaining payments is included in the Company's balance sheet as a component of debt. Noncash interest expense is recorded monthly to reflect the calculated financing costs associated with these remaining obligations. The remaining obligation as of October 31, 2001 was $21,655,000 including the interest component.

Debt Structure The Company's debt structure includes short-term lines of credit and long-term loans. European banks are primarily used to finance the European business, and a syndication of U.S. banks provides financing for the domestic business. The domestic credit facility includes a term loan and a revolving credit facility. The revolving credit commitment was changed in October 2001 to increase the amount by $25,000,000 to $125,000,000.

The line of credit expires on June 28, 2002, and it bears interest based on the agent bank's reference rate or LIBOR. The weighted average interest rate at October 31, 2001 was 4.3%. The term loan is repayable in equal quarterly installments through October 2004 and amounted to $18,750,000 at October 31, 2001. The term loan bears interest contractually based on LIBOR. However, the Company entered into an interest rate swap agreement to fix the interest rate at 7.20% per year. This swap agreement is effective through October 2004 and is an effective hedge of the related interest rate exposure. The line of credit and the term loan are secured and are subject to generally the same restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and the Company's assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2001, the Company was in compliance with such covenants. The Company believes that the line of credit will be renewed with substantially similar terms.

The Company also has another term loan with a single bank that amounted to $10,353,000 on October 31, 2001 and is repayable in installments of $102,500 per month with a final balloon payment due on October 29, 2004. The Company anticipates that these monthly payments and final balloon payment will be paid from borrowings on the Company's revolving credit facility. This term loan was established in April 2000 and is secured by the leasehold improvements at the Company's headquarters in Huntington Beach, California. The interest rate structure and restrictive covenants are substantially the same as those under the syndicated credit facility. However, the Company entered into an interest rate swap agreement to fix the interest rate at 8.43% per year. This swap agreement is effective through April 2007 and is an effective hedge of the related interest rate exposure.

As of October 31, 2001, the Company had $47,000,000 of borrowings outstanding under the domestic line of credit and $29,103,000 outstanding under the domestic term loans.

In Europe, the Company has arrangements with several banks that provide approximately $46,000,000 for cash borrowings and approximately $33,000,000 for letters of credit. At October 31, 2001, related interest rates ranged from 4.7% to 5.2%. These lines of credit expire on various dates through April 2002, and the Company believes that the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2001 was $19,228,000 at an average interest rate of 5.0%.

Quiksilver Europe also has $19,706,000 of long-term debt, most of which is collateralized by land and buildings. This debt bears interest at rates ranging generally from 4.1% to 5.9%. Principal and interest payments are required either monthly, quarterly or annually, and the loans are due at various dates through 2011.

The Company's financing activities generated $19,883,000 of cash in fiscal 2001, compared to $45,622,000 in the previous year and $17,649,000 the year before that. These borrowings were used to fund the business acquisitions, capital expenditures and the inventory investments discussed above.

Stock Split The Company's stock was split three-for-two in April 1999.

Trade Accounts Receivable and Inventories The Company's trade accounts receivable were $155,879,000 at October 31, 2001 versus $136,394,000 the previous year, an increase of 14.3%. Of those totals, domestic receivables were basically unchanged at $87,398,000 compared to $87,369,000, and Quiksilver Europe's receivables increased 39.7% to $68,481,000 from $49,025,000.

The overall increase in receivables is generally consistent with the sales increase in the fourth quarter. However, Quiksilver Europe's average days sales outstanding based on the October 31 amounts increased somewhat offsetting the domestic improvement. This increase occurred primarily because additional licensed Boardriders Clubs were opened in Europe that have longer than average terms.

Consolidated inventories increased 19.5% to $107,562,000 at October 31, 2001 from $90,034,000 the year before. The domestic component increased 15.1% to $83,887,000 from $72,860,000, and the European piece increased 37.9% to $23,675,000 from $17,174,000.

The Company's average inventory turnover was 3.8 times at the end of fiscal 2001 based on a rolling average computation. This is consistent with the rate at the end of the previous year. However, domestic finished goods inventory levels are above optimum levels as planned sales were not achieved in the fourth quarter of fiscal 2001. The Company believes that domestic inventory levels will remain high through the first half of fiscal 2002. European inventories were increased in preparation for the upcoming Spring/Summer season.

Significant Accounting Estimates It is not uncommon for some of the Company's customers to have financial difficulties from time to time. This is normal given the wide variety of the Company's account base, which includes small surf shops, medium-sized retail chains, and some large department store chains. In some cases, customers have ended up in bankruptcy. However, the Company's losses from these situations have been consistent with its estimates.

To allow for such losses, the Company establishes reserves for doubtful accounts to reduce the value of its receivables. Management believes that the allowance for doubtful accounts at October 31, 2001 is adequate to cover anticipated losses. Throughout the year, the Company monitors developments regarding its major customers. However, if customers experience unforeseen, material financial difficulties, this could have an adverse impact on the Company's profits.

Inflation Inflation has been modest during the years covered by this report. Accordingly, inflation has had an insignificant impact on the Company's sales and profits.

New Accounting Pronouncements The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," on November 1, 2001. SFAS No. 133 affected the Company's financial statements beginning with the first quarter of fiscal 2001 by requiring that the Company recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The adoption of SFAS No. 133 resulted in a transition adjustment of $799,000 (net of tax effects of $533,000) that was recorded as a cumulative-effect type adjustment in other comprehensive income to recognize the fair value of derivatives that are designated as cash-flow hedges.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This standard eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS No. 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS No. 141 to have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually and also in the event of an impairment indicator. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 as of November 1, 2001 and has begun to test goodwill for impairment under the new rules, applying a fair-value-based test. The Company expects that adoption of SFAS No. 142 will increase annual operating income through a reduction of amortization expense by approximately $3.0 million or $.07 per share diluted, on an annual basis.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

FORWARD-LOOKING STATEMENTS

Certain words in this report like "believes", "anticipates", "expects", "estimates" and similar expressions are intended to identify, in certain cases, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the predicted results. Such factors include, among others, the following:

- General economic and business conditions
- The acceptance in the marketplace of new products
- The availability of outside contractors at prices favorable to the Company
- The ability to source raw materials at prices favorable to the Company
- Currency fluctuations
- Changes in business strategy or development plans
- Availability of qualified personnel
- Changes in political, social and economic conditions and local regulations, particularly in Europe and Asia
- Other factors outlined in the Company's previously filed public documents, copies of which may be obtained without cost from the Company

Given these uncertainties, investors are cautioned not to place too much weight on such statements. The Company is not obligated to update these forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to a variety of risks. Two of these risks are foreign currency fluctuations and changes in interest rates that affect interest expense. (See also Note 14 to the Company's financial statements.)

Foreign Currency and Derivatives The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company's consolidated financial statements due to the translation of the operating results and financial position of the Company's international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company's exposure to the risk of fluctuations in interest rates.

For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. Other derivatives, which do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks, are marked to market value with corresponding gains or losses recorded in earnings. As of October 31, 2001, the Company was hedging forecasted transactions expected to occur in the following twelve months. Assuming exchange rates at October 31, 2001 remain constant, $247,000 of gains related to hedges of these transactions are expected to be reclassified into earnings over the next twelve months. Also included in accumulated other comprehensive income at October 31, 2001 is a charge related to cash flow hedges of the Company's long-term debt that is denominated in Australian dollars, totaling $1,442,000, which will be amortized into earnings through fiscal 2005 as the debt matures.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. During the fiscal year ended October 31, 2001, the Company reclassified into earnings a net loss of $689,000 resulting from the expiration, sale, termination, or exercise of derivative contracts. Additionally, a gain of $1,125,000 was recognized during the fiscal year ended October 31, 2001 for changes in the value of derivatives that were marked to market value.

The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

Translation of Results of International Subsidiaries As discussed above, the Company is exposed to financial statement gains and losses as a result of translating the operating results and financial position of the company's international subsidiaries. The local currency statements of income of the Company's European and Australian subsidiaries are translated into U.S. dollars using the average exchange rate during the reporting period. Changes in foreign exchange rates effect the Company's reported profits and distort comparisons from year to year. The Company uses various foreign currency exchange contracts and intercompany loans to hedge the profit and loss effects of such exposure, but the accounting rules do not allow the Company to hedge the actual translation of sales and expenses.

By way of example, when the U.S. dollar strengthens compared to the French franc (or euro), there is a negative effect on Quiksilver Europe's reported results. It takes more profits in French francs to generate the same amount of profits in stronger U.S. dollars. The opposite is also true. That is, when the U.S. dollar weakens there is a positive effect.

In fiscal 2001, the U.S. dollar strengthened compared to the French franc. So, sales of Quiksilver Europe increased about 29% in French francs compared to the year before, but only increased about 23% in U.S. dollars.

The Euro With the exception of the United Kingdom, the primary countries where Quiksilver Europe operates adopted the euro as legal currency effective January 1, 1999. At that time exchange rates between the French franc and the euro were fixed. Euro denominated currency began circulating as of January 1, 2002. Quiksilver Europe began processing transactions in euros effective November 1, 2001.

Interest Rates Most of the Company's lines of credit and long-term debt bear interest based on LIBOR. Interest rates, therefore, can move up or down depending on market conditions. As discussed above, the Company has entered into interest rate swap agreements to hedge its exposure to such fluctuations. The approximate amount of remaining variable rate debt was $66,000,000 at October 31, 2001, and the average interest rate at that time was 4.5%. If interest rates were to increase by 10%, the Company's net income would be reduced by approximately $180,000 based on these fiscal 2001 levels.



Consolidated Balance Sheets

(Dollar amounts in thousands, except per share data)	October 31, 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,002	$ 2,298
Trade accounts receivable, less allowance for doubtful accounts of $6,280 (2001) and $5,090 (2000) – Note 3	155,879	136,394
Other receivables	6,427	5,654
Inventories – Note 4	107,562	90,034
Deferred income taxes – Note 11	8,548	5,234
Prepaid expenses and other current assets	4,831	3,759
Total current assets	288,249	243,373
Fixed assets, net – Notes 5 and 6	61,453	49,834
Trademarks, less accumulated amortization of $4,830 (2001) and $2,825 (2000) – Note 10	45,911	43,566
Goodwill, less accumulated amortization of $6,888 (2001) and $6,022 (2000) – Note 2	18,929	18,962
Deferred income taxes – Note 11	1,837	789
Other assets	2,359	2,218
Total assets	$ 418,738	$ 358,742
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Lines of credit – Note 6	$ 66,228	$ 49,203
Accounts payable	40,554	40,642
Accrued liabilities – Note 7	24,898	22,568
Current portion of long-term debt – Note 6	24,153	9,428
Income taxes payable – Note 11	—	2,003
Total current liabilities	155,833	123,844
Long-term debt – Note 6	46,311	57,284
Total liabilities	202,144	181,128
Commitments and contingencies – Note 8		
Stockholders' equity – Note 9:		
Preferred stock, $.01 par value, authorized shares – 5,000,000; issued and outstanding shares – none	—	—
Common stock, $.01 par value, authorized shares – 30,000,000; issued and outstanding shares – 23,890,283 (2001) and 23,234,036 (2000)	239	232
Additional paid-in capital	52,706	42,833
Treasury stock, 721,300 shares	(6,778)	(6,778)
Retained earnings	181,447	153,426
Accumulated other comprehensive loss	(11,020)	(12,099)
Total stockholders' equity	216,594	177,614
Total liabilities and stockholders' equity	$ 418,738	$ 358,742

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)	YEARS ENDED OCTOBER 31, 2001	2000	1999
Net sales	$ 615,452	$ 515,689	$ 443,734
Cost of goods sold	382,762	315,900	268,184
Gross profit	232,690	199,789	175,550
Operating expenses:			
Selling, general and administrative expense	181,220	142,888	124,479
Royalty income	(5,169)	(3,681)	(2,123)
Royalty expense	—	3,449	5,266
Total operating expenses	176,051	142,656	127,622
Operating income	56,639	57,133	47,928
Interest expense	10,873	6,435	3,476
Foreign currency gain	(95)	(1,650)	(960)
Other expense	449	486	545
Income before provision for income taxes	45,412	51,862	44,867
Provision for income taxes – Note 11	17,391	20,026	18,283
Net income	$ 28,021	$ 31,836	$ 26,584
Net income per share – Note 1	$ 1.22	$ 1.42	$ 1.20
Net income per share, assuming dilution – Note 1	$ 1.17	$ 1.37	$ 1.14
Weighted average common shares outstanding – Note 1	22,952	22,406	22,096
Weighted average common shares outstanding, assuming dilution – Note 1	24,049	23,232	23,284

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)	YEARS ENDED OCTOBER 31, 2001	2000	1999
Net income	$ 28,021	$ 31,836	$ 26,584
Other comprehensive income (loss):			
Foreign currency translation adjustment	2,274	(8,309)	(3,431)
Net unrealized loss on derivative instruments, net of tax	(1,195)	—	—
Comprehensive income	$ 29,100	$ 23,527	$ 23,153

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollar amounts in thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
Balance, November 1, 1998	21,828,447	$ 218	$ 25,848	$ (3,054)	$ 95,006	$ (359)	$ 117,659
Exercise of stock options	902,773	9	7,574	—	—	—	7,583
Tax benefit from exercise of stock options	—	—	3,358	—	—	—	3,358
Net income and other comprehensive loss	—	—	—	—	26,584	(3,431)	23,153
Balance, October 31, 1999	22,731,220	227	36,780	(3,054)	121,590	(3,790)	151,753
Exercise of stock options	502,816	5	4,302	—	—	—	4,307
Tax benefit from exercise of stock options	—	—	1,751	—	—	—	1,751
Repurchase of common stock	—	—	—	(3,724)	—	—	(3,724)
Net income and other comprehensive loss	—	—	—	—	31,836	(8,309)	23,527
Balance, October 31, 2000	23,234,036	232	42,833	(6,778)	153,426	(12,099)	177,614
Exercise of stock options	641,000	6	5,859	—	—	—	5,865
Tax benefit from exercise of stock options	—	—	3,778	—	—	—	3,778
Employee stock purchase plan	15,247	1	236	—	—	—	237
Net income and other comprehensive income	—	—	—	—	28,021	1,079	29,100
Balance, October 31, 2001	23,890,283	$ 239	$ 52,706	$ (6,778)	$ 181,447	$ (11,020)	$ 216,594

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	YEARS ENDED OCTOBER 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 28,021	$ 31,836	$ 26,584
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	13,877	10,023	7,671
Provision for doubtful accounts	5,042	3,135	3,088
Loss on sale of fixed assets	39	183	543
Foreign currency loss (gain)	140	(2,002)	—
Interest accretion	1,667	518	—
Deferred income taxes	(3,364)	1,392	(2,665)
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(21,699)	(40,004)	(35,122)
Other receivables	301	(1,091)	(614)
Inventories	(16,492)	(21,481)	(3,369)
Prepaid expenses and other current assets	2,190	(2,315)	(775)
Other assets	871	(275)	(348)
Accounts payable	(1,224)	11,275	6,501
Accrued liabilities	(1,484)	659	3,214
Income taxes payable	(2,038)	4,047	(63)
Net cash provided by (used in) operating activities	5,847	(4,100)	4,645
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of fixed assets	82	2	299
Capital expenditures	(22,622)	(16,420)	(23,900)
Business acquisitions, net of acquired cash (Note 2)	(250)	(24,409)	—
Net cash used in investing activities	(22,790)	(40,827)	(23,601)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on lines of credit	70,363	71,127	55,806
Payments on lines of credit	(53,630)	(50,872)	(44,652)
Borrowings on long-term debt	7,872	41,822	4,442
Payments on long-term debt	(10,824)	(17,038)	(5,530)
Purchase of treasury stock	—	(3,724)	—
Proceeds from stock option exercises	6,102	4,307	7,583
Net cash provided by financing activities	19,883	45,622	17,649
Effect of exchange rate changes on cash	(236)	154	(273)
Net increase (decrease) in cash and cash equivalents	2,704	849	(1,580)
Cash and cash equivalents, beginning of year	2,298	1,449	3,029
Cash and cash equivalents, end of year	$ 5,002	$ 2,298	$ 1,449
SUPPLEMENTARY CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 8,984	$ 5,526	$ 3,430
Income taxes	$ 17,821	$ 15,284	$ 19,849
Non-cash financing activity – Debt assumed in business acquisitions (Note 2)	$ 4,267	$ 19,384	$ —

See notes to consolidated financial statements.





Notes to Consolidated Financial Statements

Years Ended October 31, 2001, 2000 and 1999
(Tabular dollar amounts in thousands, except per share data)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Company Business The Company designs, produces and distributes clothing, accessories and related products for active-minded people and develops brands that represent a casual lifestyle – driven from a boardriding heritage. The Company's primary focus is apparel for young men and young women under the Quiksilver, Roxy, Raisins, Radio Fiji, Gotcha (Europe) and Hawk Clothing labels. The Company also manufactures apparel for boys (Quiksilver Boys and Hawk Clothing), girls (Teenie Wahine and Raisins Girls), men (Quiksilveredition) and women (Leilani swimwear), as well as snowboards, snowboard boots and bindings under the Lib Technologies, Gnu, Supernatural Manufacturing and Bent Metal labels. Distribution is primarily in the United States and Europe and is primarily based in surf shops and specialty stores that provide an outstanding retail experience for their customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

Since acquiring Quiksilver International Pty Ltd, an Australian company, in July 2000 (See Note 2-Acquisitions), the Company owns all international rights to use the Quiksilver trademark. Prior to this acquisition, the Company owned these intellectual property rights in the United States and Mexico only, and operated under license agreements with Quiksilver International Pty Ltd to use the Quiksilver trademark in other countries and territories.

The Company competes in markets that are highly competitive. The Company's ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit and quality. Consequently, the Company has developed an experienced team of designers, artists, merchandisers, pattern makers, and cutting and sewing contractors that it believes has helped it remain in the forefront of design in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to promote its image and to design products acceptable to the marketplace.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Quiksilver, Inc. and subsidiaries, including Na Pali, S.A.S. and subsidiaries ("Quiksilver Europe") and Quiksilver Australia Pty Ltd and subsidiaries ("Quiksilver International"). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents Certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less are considered cash equivalents.

Inventories Inventories are valued at the lower of cost (first-in, first-out) or market.

Fixed Assets Furniture, equipment and buildings are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from two to ten years. Leasehold improvements are recorded at cost and amortized over their estimated useful lives or related lease term, whichever is shorter. The cost of land use rights for certain leased retail locations (totaling approximately $5,200,000 at October 31, 2001) is included in, and accounted for, as land in the accompanying consolidated financial statements and is reviewed periodically for impairment.

Trademarks The Quiksilver trademark purchased in 1988 for the United States and Mexico is being amortized on a straight-line basis over 20 years. The Quiksilver trademark purchased in July 2000 for all other countries and territories and the Hawk Clothing trademark acquired in March 2000 are being amortized on a straight-line basis over 25 years.

Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of". In accordance with SFAS No. 121, long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable.

Goodwill Goodwill arose primarily from the acquisitions of Quiksilver Europe, The Raisin Company, Inc., Mervin and Freestyle S.A. and is being amortized on a straight-line basis over periods ranging from 20 to 30 years. The Company assesses the recoverability of goodwill at each balance sheet date by determining whether the amortization of the balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows from each acquisition.

Revenue Recognition Sales are recognized upon the transfer of title and risk of ownership to customers. Allowances for estimated returns and doubtful accounts are provided when sales are recorded.

Stock Based Compensation The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. Included in Note 9 – Stockholders' Equity to these consolidated financial statements are the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation".

Income Taxes The Company accounts for income taxes using the asset and liability approach as promulgated by SFAS No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company's management, it is more likely than not that such assets will not be realized.

Net Income Per Share During fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share", which requires the Company to report basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method. For the years ended October 31, 2001, 2000 and 1999, the weighted average common shares outstanding, assuming dilution, includes 1,097,000, 826,000 and 1,188,000, respectively, of dilutive stock options.

During fiscal 1999, the Company's Board of Directors approved a three-for-two split of the Company's Common Stock. The split was effected in the form of a stock dividend on April 23, 1999 to shareholders of record on April 15, 1999. All share and per share information has been restated to reflect the stock split.

Foreign Currency and Derivatives The Company's primary functional currency is the U.S. dollar, while the functional currency of Quiksilver Europe is the French franc (or euro). Assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on November 1, 2000. SFAS No. 133 affected the Company's financial statements beginning with the first quarter of fiscal 2001 by requiring that the Company recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The adoption of SFAS No. 133 resulted in a transition adjustment of $799,000 (net of tax effects of $533,000) that was recorded as a cumulative-effect type adjustment in other comprehensive income to recognize the fair value of derivatives that are designated as cash-flow hedges.

Comprehensive Income Comprehensive income includes all changes in stockholders' equity except those resulting from investments by, and distributions to, stockholders. Accordingly, the Company's Consolidated Statements of Comprehensive Income include net income and foreign currency adjustments that arise from the translation of the financial statements of Quiksilver Europe and Quiksilver International into U.S. dollars and unrealized gains and losses on certain derivative instruments.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying value of the Company's trade accounts receivable and accounts payable approximates their fair value due to their short-term nature. The carrying value of the Company's lines of credit and long-term debt approximates its fair value as these borrowings include a series of short-term notes at floating interest rates.

New Accounting Pronouncements In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". This standard eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS No. 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS No. 141 to have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually and also in the event of an impairment indicator. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 as of November 1, 2001 and has begun to test goodwill for impairment under the new rules, applying a fair-value-based test. The Company expects that adoption of SFAS No. 142 will increase annual operating income through a reduction of amortization expense by approximately $3.0 million or $.07 per share diluted, on an annual basis.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

NOTE 2.
BUSINESS ACQUISITIONS

Effective July 1, 2000, the Company acquired Quiksilver International, an Australian company that owns the worldwide trademark rights to the Quiksilver brand name (other than in the United States and Mexico where those rights were already owned by the Company.) The initial acquisition payment was $23,564,000, which includes cash consideration of $23,101,000 and transaction costs, net of imputed interest, of $463,000. Under the terms of the purchase agreements, two additional payments will be made, one at the end of fiscal 2002 and one at the end of fiscal 2005. Such deferred purchase price payments, which are denominated in Australian dollars, are contingent on the computed earnings of Quiksilver International through June 20, 2005, subject to specified minimums. The deferred minimum purchase price payments, which were discounted to present value, totaled $17,294,000 at the date of the acquisition, and are included as a component of the purchase price recorded at July 1, 2000. The deferred purchase price payment due at the end of fiscal 2002 was increased by $4,267,000, with a corresponding increase in Trademarks, as a result of Quiksilver International's operations for the 12 months ended June 30, 2001. The obligation related to these deferred purchase price payments is reflected in the Consolidated Balance Sheet as a component of debt. The acquisition has been recorded using the purchase method of accounting and resulted in a trademark valuation at July 1, 2000 of $41,397,000, which is being amortized over 25 years.

Effective May 1, 2000, the Company acquired the operations of Freestyle, S. A., a French company that is the European licensee of Gotcha International ("Gotcha Europe"). The initial purchase price was $2,200,000, which includes a cash payment of $900,000 and assumed debt of $1,300,000. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $3,000,000 at the acquisition date. This goodwill is being amortized over 20 years.

Effective March 1, 2000, the Company acquired the operations of Hawk Designs, Inc., the owner of the intellectual property rights to the name Tony Hawk for apparel and related accessories. The initial purchase price was $1,290,000, which includes a cash payment of $500,000, additional consideration of $250,000 paid in fiscal 2001 and $250,000 to be paid in fiscal 2002, and assumed bank debt of $290,000. Under the terms of the purchase agreement and for additional compensation, Tony Hawk also agreed to promote Quiksilver products through December 31, 2005, renewable through 2015 at the Company's option. The acquisition has been recorded using the purchase method of accounting and resulted in a trademark valuation of $1,165,000, which is being amortized over 25 years.

The results of operations for all acquisitions are included in the Consolidated Statements of Income from their respective acquisition dates, and accordingly, are all included for the full year of fiscal 2001. Assuming these acquisitions had occurred as of November 1, 1998, consolidated net sales would have been $522,154,000 and $456,865,000 for the years ended October 31, 2000 and 1999, respectively. Net income would have been $31,846,000 and $28,267,000, respectively for those same years, and diluted earnings per share would have been $1.37 and $1.21, respectively.

NOTE 3.
ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts includes the following:

YEARS ENDED OCTOBER 31,	2001	2000	1999
Balance, beginning of year	$ 5,090	$ 5,738	$ 3,738
Provision for doubtful accounts	5,042	3,135	3,088
Deductions	(3,852)	(3,783)	(1,088)
Balance, end of year	$ 6,280	$ 5,090	$ 5,738

NOTE 4.
INVENTORIES

During the fiscal year ended October 31, 2001, the Company recorded a writedown of its domestic inventories. This writedown was required primarily as a result of the aftermath of September 11, 2001, when the market for consumer products, including casual lifestyle apparel, experienced a dramatic falloff in demand and resulted in a glut of excess product available to the traditional off-price channel thereby driving the price of certain seasonal product below cost. Inventories consist of the following:

OCTOBER 31,	2001	2000
Raw materials	$ 21,325	$ 22,191
Work in process	8,138	7,543
Finished goods	78,099	60,300
	$107,562	$ 90,034

NOTE 5.
FIXED ASSETS

Fixed assets consist of the following:

OCTOBER 31,	2001	2000
Furniture and equipment	$ 64,791	$ 44,252
Leasehold improvements	17,898	17,402
Land and buildings	13,233	11,391
	95,922	73,045
Accumulated depreciation and amortization	(34,469)	(23,211)
	$ 61,453	$ 49,834

NOTE 6.
LINES OF CREDIT AND LONG-TERM DEBT

The Company has a syndicated bank facility that was amended in October 2001 to increase the revolving credit maximum amount (the "Credit Agreement"). The Credit Agreement provides for (i) a revolving line of credit of up to $125,000,000, including a $60,000,000 sublimit for letters of credit and (ii) a term loan initially totaling $25,000,000. The revolving line of credit expires on June 28, 2002. Borrowings under the revolving line of credit bear interest based on the bank's reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. The weighted average interest rate at October 31, 2001 was 4.3%. The term loan is repayable in equal quarterly installments through October 2004, and bears interest contractually based on LIBOR. However, the Company entered into an interest rate swap agreement to fix the interest rate at 7.20% per year. This swap agreement is effective through October 2004 and is an effective hedge of the related interest rate exposure. The fair value of the interest rate swap at October 31, 2001 was a loss of $766,000. As of October 31, 2001, the Company had $47,000,000 of cash borrowings outstanding under the revolving line of credit and $18,750,000 outstanding under the term loan.

The Credit Agreement contains restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and the Company's assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2001, the Company was in compliance with such covenants. The Company believes that the line of credit will be renewed with substantially similar terms.

The Company also has a term loan with a U.S. bank that initially totaled $12,300,000 in April 2000. This term loan is repayable in installments of $102,500 per month with a final maturity in October 2004. The Company anticipates that these monthly payments and final balloon payment will be paid from borrowings on the Company's revolving credit facility. This term loan is secured by the leasehold improvements at the Company's Huntington Beach headquarters and bears interest contractually based on LIBOR. However, in January 2000, the Company entered into an interest rate swap agreement with a notional amount equal to the term loan, effective through April 2007, to fix the interest rate at 8.43% per annum. The fair value of the interest rate swap at October 31, 2001 was a loss of $1,041,000. The restrictive covenants under this term loan are substantially the same as those under the Credit Agreement. The outstanding balance of this term loan at October 31, 2001 was $10,353,000.

Quiksilver Europe has arrangements with banks that provide for maximum cash borrowings of approximately $46,000,000 in addition to approximately $33,000,000 available for the issuance of letters of credit. At October 31, 2001, these lines of credit bore interest at rates ranging from 4.7% to 5.2%. The lines of credit expire on various dates through April 2002, and the Company believes that these lines of credit will continue to be available with substantially similar terms. As of October 31, 2001, $19,228,000 was outstanding under these lines of credit.

Quiksilver Europe also has $19,706,000 of long-term debt, the majority of which is collateralized by land and buildings. This long-term debt bears interest at rates ranging generally from 4.1% to 5.9%, requires monthly, quarterly or annual principal and interest payments and is due at various dates through 2011.

As part of the acquisition of Quiksilver International, the Company is obligated to make two additional purchase price payments, which are denominated in Australian dollars, and are contingent on the computed earnings of Quiksilver International through June 20, 2005. While these obligations were discounted to present value as of the acquisition date, the carrying amount of these obligations fluctuates based on changes in the exchange rate between Australian dollars and U.S. dollars. As of October 31, 2001, these obligations totaled $21,655,000.

Principal payments on long-term debt are due approximately as follows:

2002	$ 24,153
2003	11,010
2004	17,407
2005	10,464
2006	2,646
Thereafter	4,784
	$ 70,464

NOTE 7.
ACCRUED LIABILITIES

Accrued liabilities consist of the following:

OCTOBER 31,	2001	2000
Accrued employee compensation and benefits	$ 11,411	$ 10,863
Accrued sales and payroll taxes	2,428	2,832
Derivative liability	2,646	—
Other liabilities	8,413	8,873
	$ 24,898	$ 22,568

NOTE 8.
COMMITMENTS AND CONTINGENCIES

Operating Leases The Company leases certain land and buildings under long-term operating lease agreements. The following is a schedule of future minimum lease payments required under such leases as of October 31, 2001:

2002	$ 12,710
2003	13,247
2004	12,071
2005	11,488
2006	11,289
Thereafter	40,058
	$ 100,863

Total rent expense was $11,051,000, $6,670,000 and $4,840,000 during the years ended October 31, 2001, 2000 and 1999, respectively.

Litigation Legal claims against the Company consist of matters incidental to the Company's business. In the opinion of management, the outcome of these claims will not materially affect the Company's consolidated financial position or results of operations.

NOTE 9.
STOCKHOLDERS' EQUITY

In March 2000, the Company's stockholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which generally replaced the Company's previous stock option plans. Under the 2000 Plan, 4,436,209 shares are reserved for issuance over its term, consisting of 3,236,209 shares authorized under predecessor plans plus an additional 1,200,000 shares. Nonqualified and incentive options may be granted to officers and employees selected by the plan's administrative committee at an exercise price not less than the fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash, or, with the consent of the committee, by delivering previously outstanding shares of the Company's Common Stock. Options vest over a period of time, generally three to five years, as designated by the committee and are subject to such other terms and conditions as the committee determines. Certain stock options have also been granted in connection with the Company's business acquisitions.

Changes in shares under option for the years ended October 31, 2001, 2000 and 1999 are summarized as follows:

YEARS ENDED OCTOBER 31,	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE PRICE	SHARES	WEIGHTED AVERAGE PRICE	SHARES	WEIGHTED AVERAGE PRICE
Outstanding, beginning of year	3,616,301	$ 10.01	3,410,531	$ 9.22	3,846,408	$ 8.15
Granted	642,100	17.30	784,790	13.00	490,298	16.05
Exercised	(641,000)	9.16	(502,818)	8.59	(902,773)	8.34
Canceled	(44,719)	14.30	(76,202)	14.71	(23,402)	12.30
Outstanding, end of year	3,572,682	$ 11.42	3,616,301	$ 10.01	3,410,531	$ 9.22
Options exercisable, end of year	2,340,242	$ 9.52	2,168,831	$ 8.30	1,948,571	$ 7.39
Weighted average fair value of options granted during the year		$ 10.70		$ 6.55		$ 7.42

Outstanding stock options at October 31, 2001 consist of the following:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE PRICE	SHARES	WEIGHTED AVERAGE PRICE
$ 1.79 - $ 2.65	75,000	0.6	$ 2.19	75,000	$ 2.19
2.66 - 5.31	172,500	2.0	3.35	172,500	3.35
5.32 - 7.96	696,713	4.2	7.01	693,713	7.01
7.97 - 10.62	554,056	5.5	8.95	554,056	8.95
10.63 - 15.93	1,522,113	7.6	13.09	758,643	13.08
15.94 - 23.89	527,300	9.0	18.25	61,330	17.53
23.90 - 26.55	25,000	9.4	26.55	25,000	26.55
1.79 - 26.55	3,572,682	6.4	$ 11.42	2,340,242	$ 9.52

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended October 31, 2001, 2000 and 1999 assuming risk-free interest rates of 4.9%, 5.8% and 6.2%, respectively, volatility of 64.8%, 58.6% and 57.0%, respectively, zero dividend yield, and expected lives of 4.6, 3.7 and 2.9 years, respectively. If compensation expense was determined based on the fair value method beginning with grants in the year ended October 31, 1996, the Company's net income and net income per share, assuming dilution would have been reduced to the pro forma amounts indicated below:

YEARS ENDED OCTOBER 31,	2001	2000	1999
Actual net income	$ 28,021	$ 31,836	$ 26,584
Pro forma net income	24,832	29,658	24,703
Actual net income per share, assuming dilution	$ 1.17	$ 1.37	$ 1.14
Pro forma net income per share, assuming dilution	1.04	1.28	1.06

The impact of outstanding nonvested stock options granted prior to the year ended October 31, 1996 has been excluded from the pro forma calculation. Accordingly, the pro forma adjustments are not indicative of future period pro forma adjustments.

As of October 31, 2001, there were 776,478 shares of common stock that were available for future grant.

The Company began the Quiksilver Employee Stock Purchase Plan ("the ESPP") in fiscal 2001, which provides a method for employees of the Company to purchase common stock at a 15% discount from fair market value as of the beginning or end of each purchasing period or six months, whichever is lower. The ESPP covers substantially all full time employees who have at least five months of service with the Company. The ESPP is intended to constitute an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code of 1986, as amended, and therefore the Company does not recognize compensation expense related to the ESPP. During fiscal 2001, 15,247 shares of stock were issued under the plan with proceeds to the Company of $237,000.

NOTE 10.
ROYALTY, TRADEMARK AND ADVERTISING

The Company and Quiksilver International entered into an agreement in January 1996 that required, among other things, the Company to pay a fee of approximately $400,000 per year for advertising and promotion. From a consolidated perspective, this agreement was eliminated effective with the acquisition of Quiksilver International during fiscal 2000.

Quiksilver Europe had a European trademark license and manufacturing agreement (the "Trademark Agreement") with Quiksilver International. The Trademark Agreement provided that Quiksilver Europe could sell products under the Quiksilver trademark and tradename through 2012 in the territories covered by the Trademark Agreement (primarily Western Europe).

In consideration of the rights granted under the Trademark Agreement, Quiksilver Europe paid to Quiksilver International a royalty on a monthly basis amounting to 3% of Quiksilver Europe's net sales of Quiksilver product. The Trademark Agreement also required Quiksilver Europe to pay a promotional fee of 1% of net sales. From a consolidated perspective, this Trademark Agreement was eliminated effective with the acquisition of Quiksilver International during fiscal 2000.

Quiksilver Europe also has a license agreement with Gotcha International, L.P. that resulted from the Company's acquisition of Freestyle, S.A., the European licensee of Gotcha International, L.P. The license agreement provides that Quiksilver Europe can sell products under the Gotcha trademark and tradename through 2015 in the territories covered by the license agreement (primarily Western Europe.) Royalties range from 2.8% to 4.0% of net sales, based on sales volume, with certain minimum requirements. Promotional contributions are also required based on sales volume and range from 1.0% to 1.5%.

The Company licensed the use of the Quiksilver and Roxy trademarks in Mexico in exchange for royalties of 4.5% of net sales after Mexican taxes, and the use of the Quiksilver and Roxy trademarks on watches and sunglasses in exchange for royalties of 8% and 10% of sales, respectively. The Company also licensed a chain of outlet stores that pay the Company royalties of 4% of product purchases from the Company. These license agreements expire through 2006.

Effective with the acquisition of Quiksilver International during fiscal 2000, the Company acquired licenses for the use of the Quiksilver trademark in various countries and territories around the world. The licensees are headquartered in Australia, Japan, Turkey, South Africa, Brazil, Indonesia, Korea, Argentina, Chile and Mauritius. These licensees pay the Company royalties ranging from 3% to 5% of the licensees sales.

NOTE 11.
INCOME TAXES

A summary of the provision for income taxes is as follows:

YEARS ENDED OCTOBER 31,	2001	2000	1999
Current:			
Federal	$ 8,038	$ 8,820	$ 11,430
State	2,023	2,103	2,504
Foreign	10,694	7,711	7,014
	20,755	18,634	20,948
Deferred:			
Federal	(2,506)	1,158	(2,170)
State	(640)	209	(420)
Foreign	(218)	25	(75)
	(3,364)	1,392	(2,665)
Provision for income taxes	$ 17,391	$ 20,026	$ 18,283

A reconciliation of the effective income tax rate to a computed "expected" statutory federal income tax rate is as follows:

YEARS ENDED OCTOBER 31,	2001	2000	1999
Computed "expected" statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.0	2.9	3.0
Foreign income tax rate differential	1.3	0.3	2.3
Other	—	0.4	0.4
Effective income tax rate	38.3%	38.6%	40.7%

The components of net deferred income taxes are as follows:

OCTOBER 31,	2001	2000
Deferred income tax assets:		
Allowance for doubtful accounts	$ 4,835	$ 3,443
Trademark amortization	981	907
State taxes	46	403
Other comprehensive income	961	—
Nondeductible accruals and other	5,401	3,140
	12,224	7,893
Deferred income tax liabilities:		
Goodwill amortization	(622)	(413)
Depreciation	(737)	(1,183)
Other	(480)	(274)
	(1,839)	(1,870)
Net deferred income taxes	$ 10,385	$ 6,023

The tax benefits from the exercise of certain stock options are reflected as additions to paid-in capital.

No provision has been made for federal, state, or additional foreign income taxes which would be due upon the actual or deemed distribution of approximately $66,000,000 of undistributed earnings of foreign subsidiaries as of October 31, 2001 that have been, or are intended to be, permanently invested.

NOTE 12.
RETIREMENT PLAN

The Company maintains the Quiksilver 401(k) Employee Savings Plan and Trust (the "401(k) Plan"). This plan is generally available to all domestic employees with six months of service and is funded by employee contributions and periodic discretionary contributions from the Company which are approved by the Company's Board of Directors. The Company made contributions of $404,000, $320,000 and $242,000 to the 401(k) Plan for the years ended October 31, 2001, 2000 and 1999, respectively.

NOTE 13.
SEGMENT AND GEOGRAPHIC INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's management in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Operating results of the Company's various product lines have been aggregated because of their common characteristics and their reliance on shared operating functions. Within the consumer products industry, the Company operates primarily in the United States (referred to herein as "domestic") and in Europe, and no single customer accounts for more than 10% of the Company's net sales.

Information related to domestic and European operations is as follows:

YEARS ENDED OCTOBER 31,	2001	2000	1999
Net sales to unaffiliated customers:			
Domestic	$ 391,575	$ 333,075	$ 290,363
Europe	223,877	182,614	153,371
Consolidated	$ 615,452	$ 515,689	$ 443,734
Gross profit:			
Domestic	$ 136,072	$ 120,685	$ 106,156
Europe	96,618	79,104	69,394
Consolidated	$ 232,690	$ 199,789	$ 175,550
Operating income:			
Domestic	$ 31,294	$ 36,110	$ 29,565
Europe	25,345	21,023	18,363
Consolidated	$ 56,639	$ 57,133	$ 47,928
Identifiable assets:			
Domestic	$ 282,108	$ 265,000	$ 180,546
Europe	136,630	93,742	79,127
Consolidated	$ 418,738	$ 358,742	$ 259,673

France accounted for 45.9%, 50.5% and 55.5% of European net sales to unaffiliated customers for the years ended October 31, 2001, 2000 and 1999, respectively, while the United Kingdom accounted for 18.0%, 12.8% and 13.5%, respectively, and Spain accounted for 14.3%, 12.5% and 11.1%, respectively.

NOTE 14.
DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company's consolidated financial statements due to the translation of the operating results and financial position of the Company's international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company's exposure to the risk of fluctuations in interest rates.

For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. Other derivatives, which do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks, are marked to market value with corresponding gains or losses recorded in earnings. As of October 31, 2001, the Company was hedging forecasted transactions expected to occur in the following twelve months. Assuming exchange rates at October 31, 2001 remain constant, $247,000 of gains related to hedges of these transactions are expected to be reclassified into earnings over the next twelve months. Also included in accumulated other comprehensive income at October 31, 2001 is a charge related to cash flow hedges of the Company's long-term debt that is denominated in Australian dollars, totaling $1,442,000, which will be amortized into earnings through fiscal 2005 as the debt matures.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. During the fiscal year ended October 31, 2001, the Company reclassified into earnings a net loss of $689,000 resulting from the expiration, sale, termination, or exercise of derivative contracts. Additionally, a gain of $1,225,000 was recognized during the fiscal year ended October 31, 2001 for changes in the value of derivatives that were marked to market value.

The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

A summary of derivative contracts at October 31, 2001 is as follows:

	NOTIONAL AMOUNT	MATURITY	FAIR VALUE
British pounds	$ 23,941	Nov 2001 - Aug 2002	$ 278
U.S. dollars	20,500	Nov 2001 - Aug 2002	418
Australian dollars	26,020	Sept 2002 - Sept 2005	(837)
Interest rate swap	18,750	Oct 2004	(766)
Interest rate swap	10,353	April 2007	(1,041)
	$ 99,564		$ (1,948)

NOTE 15.
QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial data (unaudited) is as follows:

QUARTER ENDED	January 31	April 30	July 31	October 31
Year ended October 31, 2001				
Net sales	$ 121,833	$ 168,198	$ 155,259	$ 170,162
Gross profit	47,435	67,462	58,878	58,915
Net income	3,706	13,981	7,955	2,379
Net income per share, assuming dilution	0.16	0.58	0.33	0.10
Trade accounts receivable	120,969	149,442	149,221	155,879
Inventories	113,281	98,241	125,508	107,562
Year ended October 31, 2000				
Net sales	$ 99,929	$ 142,139	$ 122,011	$ 151,610
Gross profit	38,868	58,272	46,785	55,864
Net income	4,079	11,309	6,670	9,778
Net income per share, assuming dilution	0.18	0.49	0.29	0.42
Trade accounts receivable	94,739	122,729	110,797	136,394
Inventories	90,376	72,360	83,378	90,034

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF QUIKSILVER, INC.:

We have audited the accompanying consolidated balance sheets of Quiksilver, Inc. and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quiksilver, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
December 18, 2001, Costa Mesa, California

Corporate Information

BOARD OF DIRECTORS

Robert B. McKnight, Jr.
Chairman of the Board and CEO, Quiksilver, Inc.
William M. Barnum, Jr.
Managing Member, Brentwood Associates
Charles E. Crowe
Investor
Michael H. Gray
President, Sweet Life Enterprises, Inc.
Harry Hodge
Chairman of the Board, Quiksilver Europe
and President of Quiksilver International Operations
Robert G. Kirby
Senior Partner, Capital Guardian Trust Company
Bernard Mariette
President, Quiksilver Europe
Tom Roach
President, Palm Springs Harley-Davidson

EXECUTIVE OFFICERS

Robert B. McKnight, Jr.
Chairman of the Board and CEO, Quiksilver, Inc.
Harry Hodge
Chairman of the Board, Quiksilver Europe
and President of Quiksilver International Operations
Bernard Mariette
President, Quiksilver Europe
Steven L. Brink
Chief Financial Officer and Treasurer
Charles S. Exon
Executive Vice President, Business and
Legal Affairs, Secretary and General Counsel

CORPORATE HEADQUARTERS

15202 Graham Street, Huntington Beach, California 92649
Telephone (714) 889-2200

INDEPENDENT AUDITORS

Deloitte & Touche LLP, Costa Mesa, California

GENERAL COUNSEL

Hewitt & O'Neil LLP, Irvine, California

ANNUAL MEETING

10:00 a.m., March 26, 2002, Corporate Headquarters,
15202 Graham Street, Huntington Beach, California 92649

INVESTOR RELATIONS COUNSEL

Integrated Corporate Relations, Westport, Connecticut
Telephone (203) 222-9013

REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Co. New York, New York

FORM 10-K

The financial statements and related notes which appear in this report are included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001, which has been filed with the Securities and Exchange Commission. A copy of the annual report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the Company, sent to the attention of Steven L. Brink, Chief Financial Officer, at the corporate headquarters.

MARKET PLACE

The Company's Common Stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The following table shows the high and low sales prices of the Company's Common Stock, as reported by the NYSE for the two most recent fiscal years.

	HIGH	LOW
Fiscal 2001		
4th quarter ended October 31	$ 23.20	$ 11.60
3rd quarter ended July 31	28.20	20.70
2nd quarter ended April 30	28.15	22.69
1st quarter ended January 31	24.91	16.13
Fiscal 2000		
4th quarter ended October 31	$ 23.00	$ 12.75
3rd quarter ended July 31	19.19	10.75
2nd quarter ended April 30	21.00	9.25
1st quarter ended January 31	19.00	12.06

The Company has reinvested earnings in its business and has never paid a cash dividend. At the present time, no change to this practice is being considered. The payment of cash dividends in the future will be determined by the Board of Directors, considering conditions existing at that time, including the Company's earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under the Company's domestic credit agreement with its bank group, the Company must obtain the bank group's prior consent to pay dividends.

The number of holders of record of the Company's Common Stock was approximately 400 on January 18, 2002. The number of beneficial shareholders on that date is estimated to be approximately 5,000.

DESIGN

Stoyan Design, Costa Mesa, CA


Quiksilver.
There's no other.






Quiksilver
15202 Graham Street
Huntington Beach
California 92649
(714) 889-2200



